T.	ROWE PRICE GLOBAL MULTI-SECTOR BOND FUND, INC.
T.	Rowe Price Global Multi-Sector Bond Fund, Inc.

Investments, Risks, and Performance Principal Investment Strategies

The fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in bonds.